UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42452

WF International Limited

(Exact name of registrant as specified in its charter)

No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road

Chengdu, Sichuan, China, 610041

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The annual general meeting of shareholders of WF International Limited, an exempted company incorporated in the Cayman Islands (the “Company”), was held on April 30, 2026 at 9:30 a.m., Beijing Time (April 29, 2026 at 9:30 p.m., Eastern Time), at No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road, Chengdu, Sichuan, China, 610041 (the “AGM”).

At the close of business on March 23, 2026, the record date for the determination of holders of the ordinary shares (the “Ordinary Shares”) of the Company entitled to vote at the AGM, there were outstanding and entitled to vote a total of 10,248,337 Ordinary Shares of a par value of US$0.000001 per share. At the AGM, shareholders entitled to cast an aggregate of 6,678,447 votes were represented in person or by proxy, exceeding one-third of the total voting power of the Ordinary Shares entitled to vote at the AGM and constituting a quorum.

At the AGM, the Company’s shareholders approved the following proposals:

(i)       Proposal 1: By way of an ordinary resolution, that each of the following nominees be re-elected as a director of the Company to hold office until the next annual general meeting of the Company and until their successors are elected and duly qualified, or until the office of such directors are otherwise vacated in accordance with the articles of association of the Company: Ni Jiang, Ke Chen, Siqi Chen, Xiaoyuan Zhang, and Trent D. Davis.

(ii)       Proposal 2: By way of an ordinary resolution, that (i) the First Share Consolidation, being a consolidation of every 10 issued and unissued ordinary shares of par value US$0.000001 each and every 10 issued and unissued preference shares of par value US$0.000001 each into one ordinary share of par value US$0.00001 and one preference share of par value US$0.00001, respectively, such that upon completion of the First Share Consolidation the authorized share capital of the Company shall be US$50,000 divided into 5,000,000,000 shares of par value US$0.00001 each, comprising 4,900,000,000 ordinary shares and 100,000,000 preference shares; (ii) the Second Share Consolidation, being a subsequent consolidation of every five resulting ordinary shares of par value US$0.00001 each and every five resulting preference shares of par value US$0.00001 each into one ordinary share of par value US$0.00005 and one preference share of par value US$0.00005, respectively, such that upon completion the authorized share capital shall be US$50,000 divided into 1,000,000,000 shares of par value US$0.00005 each, comprising 980,000,000 ordinary shares and 20,000,000 preference shares; and (iii) the Third Share Consolidation, being a further subsequent consolidation of every five resulting ordinary shares of par value US$0.00005 each and every five resulting preference shares of par value US$0.00005 each into one ordinary share of par value US$0.00025 and one preference share of par value US$0.00025, respectively, such that upon completion the authorized share capital shall be US$50,000 divided into 200,000,000 shares of par value US$0.00025 each, comprising 196,000,000 ordinary shares and 4,000,000 preference shares, with no fractional shares to be issued and all fractional shares resulting from the Share Consolidations to be rounded up to the next whole number, and in each case the Board of Directors shall have absolute discretion to determine when each such share consolidation shall be implemented (together, the “Share Consolidations”), be approved.

(iii)       Proposal 3: By way of an ordinary resolution, that the adoption of the WF International Limited 2026 Equity Incentive Plan be approved.

(iv)       Proposal 4: By way of an ordinary resolution, that the appointment of ZH CPA, LLC as the auditor of the Company for the fiscal year ending September 30, 2026 be ratified.

Set forth below are the voting results for each of the proposals:

1.	Proposal 1: Re-Election of Directors

	For	Against	Abstain
Ni Jiang	6,672,370	4,886	1,191
Ke Chen	6,672,346	1,910	4,191
Siqi Chen	6,672,346	1,910	4,191
Xiaoyuan Zhang	6,672,346	1,910	4,191
Trent D. Davis	6,672,346	1,910	4,191

2.	Proposal 2: Share Consolidations

For	Against	Abstain
6,656,636	21,711	100

3.	Proposal 3: Adoption of 2026 Equity Incentive Plan

For	Against	Abstain
6,657,632	20,789	26

4.	Proposal 4: Ratification of Appointment of ZH CPA, LLC as Auditor

For	Against	Abstain
6,678,332	86	29

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WF International Limited

By:	/s/ Ke Chen
Ke Chen Chief Executive Officer

Dated: May 5, 2026